July 15, 2009

John P. Sharp
Vice President, Finance and
Chief Financial Officer
Ligand Pharmaceuticals, Inc.
10275 Science Center Drive
San Diego, CA 92121-1117

Re: **Ligand Pharmaceuticals, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2009
      Schedule 14A filed April 29, 2009
      File Number: 001-33093

Dear Mr. Sharp:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1. Please revise your disclosure to include information regarding the term and
    termination provisions of the exclusive, worldwide license agreement between the
    company and SmithKline Beecham Corporation, doing business as GSK, entered into
    in December 2008 and discussed in the first full paragraph on page 7. Please include

in this discussion disclosure regarding any payments the company would be required to make in the event of termination.

Write-off of in-process research and development, page 43

2. Please expand your disclosure to address the following information for the in-process research and development acquired:
    a. The fair value assigned.
    b. The significant appraisal assumptions, such as:
        i.   the period in which material net cash inflows are expected to commence; and
        ii. material anticipated changes from historical pricing, margins and expense levels.
    c. The completeness, complexity and uniqueness at the acquisition date.
    d. The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.
    e. The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
    f. In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies

3. Please revise your disclosure to include your policy for recording the royalties you pay to other parties (i.e. The Rockefeller University). Please disclose whether you will record the royalty payments received from GlaxoSmithKline on a gross basis or net of the amount due to other parties. Refer to EITF 99-19.

Revenue Recognition, page 67

4. Please revise your disclosure to clarify your basis for recognizing the entire up-front license fee received from GSK as revenue in 2008. Based on the terms of the License agreement it appears that you have some continuing involvement or obligations after the effective date of the license agreement. Also, clarify whether the up-front license fee received from GSK was non-refundable.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 11. Common Stock Subject to Conditional Redemption, page 18

5. Please tell us why there are still 997,568 shares of common stock subject to conditional redemption that are issued and outstanding as of March 31, 2009. You disclosed on page 18 of your filing that you earned a milestone from Pfizer, Inc. and that Pfizer elected to pay the milestone by returning 323,338 shares of your stock. Please tell us and disclose how you accounted for this milestone and the subsequent return of stock and why you believe that it was appropriate to reflect the 323,338 shares as issued and outstanding as of March 31, 2009.

Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis
Annual Performance-Based Cash Compensation, page 32

6. We note the following statement on page 33: "For 2008, all executive officers did not fully achieve their goals." Please revise your disclosure to clarify whether this sentence is referring to company goals, executive officer individual goals, or both. Also, please clearly identify the corporate goals applicable to each NEO, the individual goals for each NEO, the weighting given to each goal, whether each described individual or corporate goal was achieved and how achievement translated into the bonuses awarded.

7. We note your statement on page 34 that "[o]n January 23, 2009, the compensation committee determined that the goals set forth in the named executive officers' award agreements were partially achieved." Please specifically identify the referenced goals, the weighting given to each goal, whether each described goal was achieved and how achievement translated into the decision to vest seventy percent (70%) of each executive officer's stock option and restrict stock units granted to him or her on January 23, 2008.

8. Please file as exhibits to the Form 10-K the named executive officers' "award agreements" mentioned in the third paragraph on page 34. See Item 601(b)(10) of Regulation S-K.

9. Please provide disclosure regarding the "other equity awards…subject to the standard time-based vesting schedule" which are listed in the "Grants of Plan-Based Awards in Fiscal Year 2008" table, mentioned on page 34. Please note that a cross-reference to the table is insufficient and that you should still include a description of the process and considerations taken into account by the board of directors in making these awards.

Severance and Change of Control Agreements
Employment Agreements, page 35

10. Please file as an exhibit to the Form 10-K the employment agreements between the company and each named executive officer. See Item 601(b)(10) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant